Exhibit 3.1
CERTIFICATE OF AMENDMENT
TO
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
ROOT, INC.

Root, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Company”), hereby certifies as follows:

FIRST: That the Board of Directors of the Company has duly adopted resolutions (i) authorizing the Company to execute and file with the Secretary of State of the State of Delaware this Certificate of Amendment to Amended and Restated Certificate of Incorporation (this “First Amendment”) to combine (a) each 18 outstanding shares of the Company’s Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), either issued or outstanding or held by the Company as treasury stock, into one (1) share of Class A Common Stock; and (b) each 18 outstanding shares of the Company’s Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock”), either issued or outstanding or held by the Company as treasury stock, into one (1) share of Class B Common Stock and (ii) declaring this First Amendment to be advisable, submitted to and considered by the stockholders of the Company entitled to vote thereon for approval by the affirmative vote of such stockholders in accordance with the terms of the Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”) and recommended for approval by the stockholders of the Company.

SECOND: That this First Amendment was duly adopted in accordance with the terms of the Certificate of Incorporation and the provisions of Section 242 of the DGCL by the Board of Directors and stockholders of the Company.

THIRD: That the capital of the Company shall not be reduced under or by reason of this First Amendment.

FOURTH: Section A of Article IV of the Certificate of Incorporation is hereby amended to read in its entirety as follows:

“A. The Company is authorized to issue three classes of stock to be designated, respectively, “Class A Common Stock,” “Class B Common Stock” and “Preferred Stock.” The total number of shares that the Company is authorized to issue is 1,369,000,000 shares, 1,000,000,000 shares of which shall be Class A Common Stock (the “Class A Common Stock”), 269,000,000 shares of which shall be Class B Common Stock (the “Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”) and 100,000,000 shares of which shall be Preferred Stock (the “Preferred Stock”). The Preferred Stock shall have a par value of $0.0001 per share and the Common Stock shall have a par value of $0.0001 per share. Upon filing this Certificate of Amendment to Amended and Restated Certificate of Incorporation of the Company with the Secretary of State of the State of Delaware (the “First Amendment Effective Time”), (a) each 18 outstanding shares of the Company’s Class A Common Stock, either issued or outstanding or held by the Company as treasury stock prior to the First Amendment Effective Time, shall be combined into one (1) share of Class A Common Stock; and (b) each 18 outstanding shares of the Company’s Class B Common Stock, either issued or outstanding or held by the Company as treasury stock prior to the First Amendment Effective Time, shall be combined into one (1) share of Class B Common Stock, (the “Reverse Stock Split”). No fractional share shall be issued upon the Reverse Stock Split. All shares of Class A Common Stock (including fractions thereof) issuable upon the Reverse Stock Split to a given holder shall be aggregated for purposes of determining whether the Reverse Stock Split would result in the issuance of any fractional share of Class A Common Stock, and all shares of Class B Common Stock (including fractions thereof) issuable upon the Reverse Stock Split to a given holder shall be aggregated for purposes of determining whether the Reverse Stock Split would result in the issuance of any fractional share of Class B Common Stock. If, after the aforementioned aggregation, the Reverse Stock Split would result in the issuance of a fraction of a share of Class A Common Stock, in lieu of receiving any such fractional share, the holder (other than with respect to shares of Class A Common Stock held by the Company as treasury stock) otherwise entitled to such fraction will be entitled to receive a sum in cash (without interest) equal to, as the Company may determine, either (i) the holder’s proportionate interest in the proceeds, net of selling costs not paid and satisfied by the Company, from the aggregation and sale of the fractional shares by the transfer agent for the Class A Common Stock or (ii) the closing price of the Class A Common Stock on the Nasdaq

Stock Market on the trading day immediately prior to the First Amendment Effective Time, as adjusted by the ratio of one share of Class A Common Stock for every 18 shares of Class A Common Stock, multiplied by the applicable fraction of a share of Class A Common Stock. If, after the aforementioned aggregation, the Reverse Stock Split would result in the issuance of a fraction of a share of Class B Common Stock, in lieu of receiving any such fractional share, the holder (other than with respect to shares of Class B Common Stock held by the Company as treasury stock) otherwise entitled to such fraction will be entitled to receive a sum in cash (without interest) equal to, as the Company may determine, the closing price of the Class A Common Stock on the Nasdaq Stock Market on the trading day immediately prior to the First Amendment Effective Time, as adjusted by the ratio of one share of Class B Common Stock for every 18 shares of Class B Common Stock, multiplied by the applicable fraction of a share of Class B Common Stock. The Company shall, as soon as practicable thereafter, issue and deliver to such holder, or to the nominee or assignee of such holder, the number of shares of Class A Common Stock or Class B Common Stock that such holder shall be entitled to following the Reverse Stock Split.”

FIFTH: This First Amendment is to become effective at 5:00 p.m., Eastern Time, on August 12, 2022.

IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to Amended and Restated Certificate of Incorporation by Alexander Timm, its Chief Executive Officer, this 12th day of August, 2022.

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By:	/s/ Alexander Timm Name: Alexander Timm Title: Chief Executive Officer